UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Kabushiki Kaisha Nissen Horudeingusu

(Name of Subject Company)

Nissen Holdings Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Corporation)

Seven & i Holdings Co., Ltd.

(Name of Person(s) Furnishing Form)

Common Share

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Toshiya Tsukushi

Nissen Holdings Co., Ltd.

26 Nishikujoinmachi, Minami-ku, Kyoto-shi, Kyoto 601-8412, Japan

+81-75-682-2001

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not applicable

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following document is attached as exhibit to this Form CB:

Exhibit Number

1.	English translation of Notice regarding the Conversion by Share Exchange of Nissen Holdings Co., Ltd. into a Wholly-Owned Subsidiary of Seven & i Net Media Co., Ltd., a Wholly-Owned Subsidiary of Seven & i Holdings Co., Ltd., dated as of August 2, 2016.

Item 2. Informational Legends

The required legends have been included in prominent portions of the Exhibit 1 referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Seven & i Holdings Co., Ltd. is submitting to the Securities and Exchange Commission concurrently with the furnishing of this Form CB a Form F-X executed by it and its agent for service of process.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Seven & i Holdings Co., Ltd.

Dated: August 2, 2016	/s/ Ryuichi Isaka
	Name:	Ryuichi Isaka
	Title:	President and Representative Director

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